As filed with the Securities and Exchange Commission on May 5, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Duke Energy Corporation

(Exact name of registrant as specified in its charter)

North Carolina	56-0205520
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

526 South Church Street

Charlotte, North Carolina 28202

(704) 594-6200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

David L. Hauser	Vincent Pagano, Jr., Esq.
Group Vice President and	Simpson Thacher & Bartlett LLP
Chief Financial Officer	425 Lexington Avenue
Duke Energy Corporation	New York, New York 10017
526 South Church Street	(212) 455-2000
Charlotte, North Carolina 28202 (704) 382-3400
(Name, address, including zip code, and telephone numbers, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, without par value	15,000,000 Shares	$20.68	$310,200,000	$39,302

(1)	Pursuant to Rule 457(c), these prices are estimated solely for the purpose of calculating the registration fee and are based upon the average of the high and low sales prices of the Registrant’s Common Stock on the New York Stock Exchange on May 5, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Subject to Completion, dated                          , 2004

PROSPECTUS

D U K E    E N E R G Y    C O R P O R A T I O N

InvestorDirect Choice Plan

The Duke Energy InvestorDirect Choice Plan provides a convenient way for you to purchase shares of our Common Stock without paying any brokerage commissions or service charges. The Plan promotes long-term ownership in our Common Stock by offering:

•	A simple way to increase your holdings in our Common Stock by automatically reinvesting your cash dividends;

•	The opportunity to purchase additional shares by making optional investments of at least $50 for any single investment, up to a maximum of $100,000 per month. In certain circumstances, we may permit greater optional investments;

•A	feature which allows you to deposit certificates representing our Common Stock into the Plan for safekeeping.

The Plan also provides us with a means of raising additional capital through the direct sale of our Common Stock.

You do not have to be a current shareholder to participate in the Plan. You can purchase your first shares of our Common Stock by making an initial investment of not less than $250 and not more than $100,000. In certain circumstances, we may permit greater initial investments. To the extent required by state securities laws in certain jurisdictions, shares of our Common Stock that are offered under the Plan to persons who are not presently record holders of our Common Stock may be offered only through a registered broker/dealer.

This prospectus relates to 15,000,000 shares of Duke Energy Common Stock, without par value, offered for purchase under the Plan.

Our Common Stock is listed on the New York Stock Exchange under the symbol “DUK.”

You should read this prospectus carefully and retain it for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

DUKE ENERGY CORPORATION

We are a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and non-regulated, and an affiliated real estate company. We supply, deliver and process energy for customers in North America and selected international markets. Our principal executive offices are located at 526 South Church Street, Charlotte, NC 28202-1904 (Telephone No. (704) 594-6200).

SUMMARY OF THE PLAN

•	Enrollment: An interested investor who does not already own shares of our Common Stock or Preferred Stocks may enroll in the Plan by making an initial investment of at least $250 and submitting a completed Enrollment Form. Shareholders enrolled in the Plan do not need to take any action to continue to participate. Other shareholders may participate by submitting a completed Enrollment Form. If your shares of our Common Stock or Preferred Stocks are held in a brokerage account, you may participate directly by registering some or all of those shares in your name or by making arrangements with the broker, bank or other intermediary account to participate on your behalf.

•	Reinvestment of Dividends: You may elect to have all or a portion of your cash dividends on our Common Stock or Preferred Stocks automatically reinvested toward the purchase of additional shares of our Common Stock without paying any fees. You also have the option of receiving a cash dividend on all or a portion of the shares held in your Account under the Plan.

•	Optional Investments: You may invest additional funds in our Common Stock through optional investments of at least $50 for any single investment up to $100,000 per month. You may make such optional investments occasionally or at regular intervals, as you desire. Optional investments in excess of $100,000 per month may only be made in accordance with the procedures described in “Optional Investments Over Maximum Monthly Amount” under “Optional Investments” below, including the submission of an electronic mail request—a “Request for Waiver”—to us, and require our written approval, which we may grant or refuse to grant in our sole discretion. Optional investments will be fully invested in our Common Stock through the purchase of whole shares and fractional shares. We will pay or reinvest proportionate cash dividends on fractional shares of our Common Stock depending upon your reinvestment election.

•	Safekeeping of Certificates: The Plan offers a safekeeping service whereby you may deposit certificates representing our Common Stock held in certificate form into the Plan. You can select this service without participating in any other feature of the Plan. The safekeeping service is free of any service charges.

•	Gifts or Transfer of Shares: You may direct us to transfer all or a portion of the shares of our Common Stock credited to your Account to another person, whether or not the transferee is a participant in the Plan. There is no cost for this service, and it is available for all shares held in the Plan, including shares deposited into the Plan for safekeeping.

•	Sale of Shares: You may sell shares of our Common Stock credited to your Account (including those shares deposited into the Plan for safekeeping) through the Plan. A nominal brokerage commission and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale.

•	Statement of Account: You will receive a statement for each month during which your Account has had activity. All participants in the Plan will receive a quarterly statement of account.

•	Fees: You will not be charged any fees for the purchase of shares through your Account. A nominal brokerage commission (currently $0.05 per share) will be deducted from the proceeds of any sale of shares credited to your Account.

•	Principal Executive Offices: Our principal executive offices are located at 526 South Church Street, Charlotte, NC 28202, telephone (704) 594-6200.

RISK FACTORS

Before purchasing any securities we offer, you should carefully consider the following risk factors as well as the other information contained in this prospectus, the accompanying prospectus supplement and the information incorporated by reference herein in order to evaluate an investment in our securities.

Risks Related to the Market Cycle of Our Industry

Our results of operations may be negatively affected by sustained downturns or sluggishness in the economy, including low levels in the market prices of commodities, all of which are beyond our control.

Sustained downturns or sluggishness in the economy generally affect the markets in which we operate and negatively influence our energy operations. Declines in demand for electricity as a result of economic downturns in our Franchised Electric service territories will reduce overall electricity sales and lessen our cash flows, especially as our industrial customers reduce production and, thus consumption of electricity. Our Natural Gas Transmission and Field Services businesses may experience a decline in the volume of natural gas shipped through their pipelines and transport systems or gathered and processed at their plants, resulting in lower revenue and cash flows, as lower economic output reduces energy demand. Although our Franchised Electric business is subject to regulated allowable rates of return and recovery of fuel costs under a fuel adjustment clause, and our gas transmission is subject to mandated tariff rates, overall declines in electricity sold or the volume of gas shipped as a result of economic downturn or recession could reduce our revenues and cash flows, thus diminishing our results of operations.

Our Duke Energy North America business sells power from primarily gas-fired generation facilities into the spot market or other competitive power markets on a contractual basis and enters into contracts to purchase and sell electricity, natural gas and NGLs as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power, natural gas and NGLs in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. These factors could reduce our revenues and margins and therefore diminish our results of operations.

Lower demand for the electricity we sell, for the natural gas we gather, process and transport and in the market prices for electricity, natural gas and NGLs result from multiple factors that affect the end markets where we sell electricity or sell and transport natural gas, including:

•	weather conditions, including abnormally mild winter or summer weather that cause lower energy usage for heating or cooling purposes, respectively, and periods of low rainfall that decrease our ability to generate hydroelectric energy;

•	supply of and demand for energy commodities, including any decreases in the production of natural gas which could negatively affect our processing business and our gas transmission business due to lower throughput;

•	illiquid markets including reductions in trading volumes which result in lower revenues and earnings;

•	general economic conditions, including downturns in the U.S. or other economies which impact energy consumption particularly in which sales to industrial or large commercial customers comprise a significant portion of total sales;

•	transmission or transportation constraints or inefficiencies which impact our merchant energy operations;

•	availability of competitively priced alternative energy sources, which are preferred by some customers over energy produced from coal, nuclear or gas plants, and of energy-efficient equipment which reduces energy demand;

•	natural gas, crude oil and refined products production levels;

•	electric generation capacity surpluses which cause our merchant energy plants to generate and sell less electricity at lower prices and may cause some plants to become non-economical to operate;

•	capacity and transmission service into, or out of, our markets;

•	petro chemical demand for NGLs;

•	natural disasters, wars, embargoes and other catastrophic events to the extent they affect our operations and markets; and

•	federal, state and foreign energy and environmental regulation and legislation.

These market factors have led to industry-wide downturns that have resulted in the slowing down or stopping of new construction of power plants and announcements by us and other energy suppliers and gas pipeline companies of plans to sell non-strategic assets, subject to regulatory constraints, in order to boost liquidity or strengthen balance sheets. Proposed sales by other energy suppliers and gas pipeline companies could increase the supply of the types of assets we are attempting to sell. In addition, recent FERC actions related to addressing power market concerns could negatively impact marketability of our electric generation assets.

We are exposed to market risk and may incur losses from our trading operations and our risk management procedures may not prevent losses in our energy trading business.

Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash and financial derivatives, including swaps, futures and options. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities. We have trading operations which target the U.S., Canadian, Latin American and Asia-Pacific regions. We incur trading risks exposures in these markets. As we exit these activities, we may be exposed to increased market risks. In addition, certain other participants have chosen to or have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Also, our trading activities rely on electronic trading platforms and exchanges, and if any of those should be unavailable, we could suffer adverse losses due to our inability to trade.

We actively manage the market and other risk inherent in our energy positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. In particular, risk in our energy trading is measured and monitored utilizing Value-at-Risk models to determine the potential one-day favorable or unfavorable value risks. These estimates are based on historical price volatility and assume a normal distribution of price changes. Thus, if prices significantly deviate from historical prices or the actual distribution is not normal, our risk management systems, including assumptions supporting the risk limits, may not protect us from significant losses. In addition, adverse changes in energy prices may result in economic losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our trading and risk management systems, their effectiveness remains uncertain.

To lower our financial exposure related to commodity price fluctuations, primarily with respect to power, natural gas and NGLs, our marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, our Duke Energy North America and Field Services business units routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Duke Energy North America hedges a substantial portion of its expected power output and its natural gas fuel requirements. Field Services hedges a portion of its expected commodity exposure. However, we do not cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

Our risk management procedures may not prevent losses in our debt and foreign currency positions.

We also actively manage the risk inherent in our debt and foreign currency positions. Our issuance of variable-rate debt and commercial paper exposes us to risks resulting from changing interest rates. We manage interest rate exposure in our debt positions by limiting our variable-rate and fixed-rate exposures to percentages of total capitalization and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments including but not limited to interest rate swaps, swaptions and U.S. Treasury lock agreements to manage and mitigate interest rate exposure. Our primary foreign currency rate exposures are the Canadian dollar and the Brazilian real. To mitigate risks associated with foreign currency fluctuations, we may hedge investments and their related exposures through debt denominated or issued in the foreign currency and use foreign currency derivatives. In addition we denominate in or index contracts to the U.S. dollar and/or local inflation rates, where possible. To monitor the foreign currency risk, we use sensitivity analysis, which measures the impact of devaluation of the foreign currencies to which we have exposure. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned, these practices may not protect us from significant losses in our earnings and cash flows and our balance sheet. Although we devote a considerable amount of management effort to our risk management systems, their effectiveness remains uncertain.

Our operating results may fluctuate on a seasonal and quarterly basis.

Electric power generation and gas distribution are generally seasonal businesses. In most parts of the U.S. and world in which we operate, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our natural gas businesses in Canada. Further, extreme weather conditions such as heat waves or winter storms could cause these seasonal fluctuations to be more pronounced. As a result, in the future the overall operating results of Franchised Electric, Duke Energy North America and Union Gas, which is a component of our natural gas transmission segment, may fluctuate substantially on a seasonal basis and thus make period comparison less relevant.

Our profitability may decline if the counterparties to our transactions fail to perform in accordance with our agreements with them.

Our operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to arrangements with us fail to perform, we might be forced to acquire alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur additional losses to the extent of amounts, if any, already paid to counterparties. This risk is most significant where we have concentrations of receivables from natural gas and electric utilities and their affiliates, as well as industrial customers and marketers throughout the U.S., Canada and Latin America. These concentrations of customers may negatively impact the credit quality of the entire sector, which would have a more significant impact on our profitability due to our level of exposure in the sector. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit and the use of master collateral agreements to mitigate these credit risks, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will incur losses.

We may not be able to successfully manage the risks associated with selling and marketing products in the wholesale power markets.

We purchase and sell power at the wholesale level under market-based tariffs subject to the FERC’s jurisdiction throughout the United States and also enter into agreements to sell available energy and capacity from our generation assets. If we are unable to deliver firm capacity and energy under these agreements, we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. In addition, depressed spot and forward spreads between the price of electricity we sell and the cost of the fuel we use to generate that electricity have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

Competition in the unregulated markets in which we operate may adversely affect the growth and profitability of our business.

In the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players, which may enter regulated or unregulated energy businesses. This competition may adversely affect our ability to make investments or acquisitions.

We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. These changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

Risks Related to Legal Proceedings and Regulatory Investigations

Recent public and regulatory scrutiny of the energy industry and of the capital markets have resulted in increased regulatory investigations, new regulations being either proposed or implemented and an increase in litigation against industry participants. During this time, we have experienced a significant increase in regulatory investigations and litigation related to our operations, primarily with respect to the high wholesale electricity prices in the western United States during 2000 and 2001, pricing information provided to index publications and so-called “roundtrip” trades, each as described in greater detail below. Future developments in these and other government investigations and litigation impacting the energy industry and us, including litigation regarding performance, contracts and other matters arising in the ordinary course of our business and personal injury claims alleged to have arisen from the exposure to asbestos in our plants, could be materially adverse to us by affecting our operations and diverting our attention and resources to addressing such actions. Furthermore, future declines in the availability, or increases in the cost, of our insurance policies and charges to our self-insurance reserves with respect to such litigation could cause material liabilities and costs, which could have a material adverse effect on our results of operations or financial position in the future.

We may be adversely affected by legal proceedings arising out of the electricity supply situation in the western states during 2000 and 2001.

Litigation and administrative proceedings arising out of the high wholesale electricity prices in the western United States during 2000 and 2001 are ongoing before the FERC and in California and other courts against sellers of energy in California and other western states. Duke Energy and some of its subsidiaries are named as defendants in a number of lawsuits brought by or on behalf of electricity and natural gas purchasers in California and other western states. In addition to lawsuits, several investigations and regulatory proceedings at the state and federal levels are looking into issues relating to high wholesale electricity prices in the western United States in 2000 and 2001. We cannot predict the outcome of any such lawsuits and other ongoing proceedings or whether the ultimate impact on us of the effects of the historical electricity supply situation in California and other western states will be material due to any future developments.

We may be adversely affected by regulatory investigations related to pricing information that we provided to market publications.

A number of government agencies and offices requested information from us regarding pricing information that we provided to publications that produce price indices. Numerous lawsuits have been filed against our affiliates involving alleged price reporting conduct. We cannot predict the outcome of any remaining or potential new investigations or of the pending or potential new lawsuits. These investigations and lawsuits could result in civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

We may be adversely affected by regulatory investigations and any related legal proceedings related to the alleged conducting of “roundtrip” trades by our energy trading business.

Beginning in 2002 and 2003, we were investigated by, or responded to requests from, a number of government agencies and offices concerning alleged “roundtrip” trades and other trading activity. We cannot predict the outcome of any of these inquiries, or whether these inquiries will lead to additional legal proceedings against us or our current or former employees, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

Also, a number of class action lawsuits have been filed against us, and others may be filed, claiming that investors suffered damages as a result of the alleged “roundtrip” trades inflating our revenue and earnings. All of the investor lawsuits have been dismissed, but several of those dismissals have been appealed. In addition, a number of suits filed in connection with high wholesale electricity prices in the western United States during 2000 and 2001 include allegations involving “roundtrip” trades. These lawsuits could lead to settlements, civil damages or other litigation costs that could adversely affect our business.

Risks Related to the Regulation of Our Businesses

Electric

Our businesses in North America are subject to complex government regulations. The economics, including the costs, of operating our generating facilities may be adversely affected by changes in these regulations or in their interpretation or implementation.

Our businesses in North America are subject to complex government regulations on the federal and state level. These regulations applicable to the electric power industry have a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. Changes to these regulations are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

The Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business, although we are exempt from most of the provisions of PUHCA, as discussed below. The rates charged in our Franchised Electric business are approved by the FERC, the NCUC and/or the PSCSC. The NCUC and the PSCSC regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The FERC regulates wholesale electricity operations and transmission rates and the state commissions regulate retail electricity operations and rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to “exempt wholesale generators.” Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, we are not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own through subsidiaries (such as in Duke Energy North America’s business) are qualifying facilities under PURPA or are exempt wholesale generators under the Energy Act. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations. While we are currently exempt from registration under PUHCA, we may lose that exemption if we fail to comply with our exemptive order from the SEC. If we were to lose our exemption, we would have the alternatives of registering as a holding company which would subject us to more extensive regulation, or divesting or changing the nature of some of our foreign utility holdings, including some facilities acquired in our Westcoast Energy purchase.

Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Some of the restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made and that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed.

The FERC has broadened its regulations that restrict information flow between jurisdictional electric and natural gas companies, or “jurisdictional companies,” and marketing affiliates. As written, the rule could adversely affect our ability to coordinate and manage our energy activities. Duke Energy’s request for a hearing is pending at the FERC and therefore the impact of the rule is unclear.

FERC has also proposed to modify the methodology it employs to assess generation market power. The proposed changes would establish a market power screen applicable to petitions for market-based rate authority. If implemented as proposed, Duke Power would fail the test and be subjected to cost-based mitigation for spot energy sales along with other mitigation measures. In addition, the proposal could have adverse impacts on merchant generation asset sales in non-RTO markets by creating barriers to acquisitions by incumbent utilities. Implementation has been delayed pending rehearing by FERC.

Our sales may decrease if we are unable to gain adequate, reliable and affordable access to transmission and distribution assets.

We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered. The FERC’s restrictions upon information flow between jurisdictional companies and marketing affiliates inhibit access to energy transmission and distribution assets controlled by us. If the new affiliate rules described above remain in place, such access may be further inhibited.

In Order 888 and related orders, FERC issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, not all markets are as open and accessible as needed. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives.

In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in wholesale power markets.

In the future, we may not be able to secure long-term power purchase agreements for our power generation facilities or our existing power purchase agreements may not be enforceable, either of which would subject our sales to increased volatility.

Historically, power from merchant generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

In the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

The different regional power markets in which we compete or will compete in the future have changing regulatory structures, which could affect our growth and performance in these regions.

Our wholesale power and franchised electric results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Because it remains unclear which companies will be participating in the various regional power markets, or how and when regional transmission organizations, or RTOs, will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

Our Franchised Electric revenues, earnings and results are dependent on state electric regulatory legislation, including the current rate freeze in North Carolina which may limit our ability to recover costs.

In 2002, the State of North Carolina passed clean air legislation that, with limited exceptions, freezes base electric utility rates through 2007, in order for North Carolina electric utilities, including us, to make significant reductions in emissions of sulfur dioxide and nitrogen oxides from the state’s coal-fired power plants over the next ten years. We estimate the cost of achieving the proposed emission reductions to be approximately $1.5 billion. While we expect to recover 70% of the total estimated costs of plant improvements through the five-year rate freeze period, there is no guarantee margins generated by current base rates will continue during the rate freeze. In addition, as the NCUC will determine how any remaining costs will be recovered after the rate freeze period, the manner of such recovery is unclear at this time.

In our Franchised Electric business we are regulated on a cost-of-service/rate-of-return basis subject to the North Carolina and South Carolina statutes and regulatory commission rules and procedures, including the rate freeze discussed above. If our Franchised Electric earnings exceed the returns established by our state regulatory commissions during the freeze period, our retail electric rates may be subject to review by the commissions and possible reduction, including rates in North Carolina during the rate freeze period, which may decrease our future earnings.

Gas

Our gas transmission and storage operations are subject to government regulations and rate proceedings that could have an adverse impact on our ability to recover the costs of operating our pipeline facilities.

Our U.S. interstate gas transmission and storage operations are subject to the FERC’s regulatory authority, which extends to:

•	transportation of natural gas;

•	rates and charges;

•	construction;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records;

•	depreciation and amortization policies; and

•	operating terms and conditions of service.

The FERC has taken actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

Given the extent of the FERC’s regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has broadened its regulations on jurisdictional companies to limit communications between a jurisdictional company and all our affiliates engaged in energy activities. Duke Energy’s request for a hearing is pending at the FERC and therefore the precise impact of the rule is unclear. As written, the rule could adversely affect our ability to coordinate and manage our energy activities.

Some of our interstate gas transmission operations from time to time have in effect rate settlements approved by FERC which prevent those companies or third parties from modifying rates, except for allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. Upon expiration of the settlements, the companies or third parties may institute actions at the FERC to modify the companies’ rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in rate adjustments.

Recent decisions could result in the imposition of regulatory operating terms and conditions of service on our interstate gas transmission operations that limit our management discretion and could also increase operational risks. In September 2002, a FERC administrative law judge ruled that El Paso Natural Gas Company, an interstate natural gas pipeline company, was in violation of the Natural Gas Act for not delivering sufficient gas to its California markets during 2000 and 2001 because it had operated its interstate gas pipeline system at less than the maximum allowable pressure for which the system is rated, engaged in inappropriate system maintenance and delivered gas to other markets. In November, 2003, a settlement was reached with the FERC; however, if this ruling stands after review by the FERC, it could be interpreted to increase the delivery obligations and reduce the operational discretion of interstate gas pipelines, including those we operate, and, as a result, increase operational, contractual and litigation risks for our natural gas pipelines.

Possible changes and developments in the Canadian regulatory environment could result in a negative impact on our business and operations.

The majority of our Canadian natural gas assets are subject to various degrees of federal or provincial regulation. Changes in such regulation may impact our capacity to conduct this business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which we conduct our business and operate our facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on our business and operations.

Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which our facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

Risks Related to Our Business Generally and Our Industry

Financing and Liquidity Risks

Our business is dependent on our ability to successfully access capital markets. Our inability to access capital may limit our ability to execute our business plan or pursue improvements.

We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	further economic downturns;

•	the bankruptcy of an unrelated energy company;

•	capital market conditions generally;

•	market prices for electricity, gas and NGLs;

•	terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

•	the overall health of the energy industry.

Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

Increases in our leverage could adversely affect our competitive position, business planning and flexibility, financial condition, ability to service our debt obligations and to pay dividends on our common stock, and ability to access capital on favorable terms.

Our cash requirements arise primarily from the capital intensive nature of our energy businesses. In addition to operating cash flows, we use commercial paper and long-term debt to manage our cash needs. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	prohibiting the payment of dividends on our common stock or adversely impacting our ability to pay such dividends at the current rate;

•	making it more difficult for us to satisfy our existing financial obligations;

•	limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

Specifically, as stipulated in the revolving credit facilities, some of our entities must maintain total debt to total capitalization ratios below specified target levels to be permitted to issue commercial paper and/or borrow under those facilities. These include limits of 65% at Duke Capital and Westcoast Energy, 75% at Union Gas and 53% at Duke Energy Field Services.

As of December 31, 2003, Duke Energy had approximately $1.6 billion (net of cash and cash equivalents) of floating rate debt, representing about 4% of our total capitalization.

A breach in the financial covenants specified within our revolving credit agreements could adversely affect our ability to borrow short-term funds and could trigger acceleration of bank facility indebtedness at other specific Duke Energy entities.

Duke Energy and its affiliates maintain revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Some also include targeted EBITDA interest coverage ratios. Failure to maintain these covenants at a particular Duke Energy entity could preclude that entity from issuing commercial paper or letters of credit, borrowing under the revolving credit facility and could require other Duke Energy affiliates to immediately pay down any outstanding drawn amounts under other revolving credit agreements.

A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power and gas trading businesses.

Standard & Poor’s and Moody’s rate our senior, unsecured debt at BBB and Baa1, respectively. If any of these rating agencies were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall, it may significantly limit our access to the commercial paper market.

In addition, some of our subsidiaries access debt and other capital from various sources and carry their own credit ratings. Any downgrade or other event negatively affecting the credit ratings of these subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase the need of Duke Energy to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group.

Our ratings may be dependent on, among other things, our earnings outlook for future periods and the success of our business plan. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our earnings outlook or we lower our earnings outlook, our ratings could be adversely affected. The failure to meet the goals set forth in our business plan from time to time could cause our ratings to be lowered.

Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, we would have to deposit additional collateral of cash, letters of credit or cash related instruments and segregate cash that we were holding as collateral. Failure to deposit collateral may result in a default under the applicable trading agreement, which could lead to termination of that agreement and require us to pay its termination value. A downgrade of Duke Energy below investment grade could also trigger termination clauses in some interest rate and foreign exchange derivative agreements, which would require cash payments. All of these events would reduce our liquidity and profitability.

Poor investment performance of pension plan equity holdings and other factors impacting pension plan costs could unfavorably impact our liquidity and results of operations.

Our costs of providing non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and our required or voluntary contributions made to the plans. As of our most recent measurement date of September 30, 2003, our pension plan obligation exceeded the value of plan assets by $286 million. Without sustained growth in the equity markets over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, we could be required to fund our plans with significant amounts of cash. Such cash funding obligations could have a material impact on our liquidity by reducing our cash flows and negatively affect our results of operations.

Environmental Regulation and Liability

Our business is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect our results of operations.

Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental regulation imposes, among other things, restrictions, liabilities, obligations and potential enforcement in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. The same types of responsibilities apply, for example, to emissions or discharges to the air or water from our operations. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and in some cases relevant private landowners.

Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states periodically propose increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management, which can translate into programmatic, operational or capital impacts on our assets, including the need to install and operate significant pollution control equipment. In addition, Canada and some of the countries in which we operate may move forward on the process of adopting the greenhouse gas emissions principles of the Kyoto Accords. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to continue to be substantial in the future.

Compliance with environmental regulations can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental regulations may result in the imposition of fines and penalties. The steps we take to ensure our facilities are in compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Further, our regulatory rate structure and our contracts with clients may not necessarily allow us to recover capital costs we incur to comply with new environmental regulations such as the rate freeze being imposed by the North Carolina clean air legislation. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for our development projects. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain and comply with them or if environmental regulations change and become more stringent, the operation of our facilities or the development of new facilities could be prevented, delayed or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental regulations will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental regulations in the future will not have such an effect.

We could incur material losses if we are held liable for the environmental condition of any of our assets.

We are generally responsible for on-site liabilities, and in some cases off-site liabilities, associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with some acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against some environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

Operational Risks

Our investments and projects located outside of the United States expose us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, political conditions and policies of foreign governments. These risks may delay or reduce our realization of value from our international projects.

We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic, regulatory, market and political conditions in some of the countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law, regulations, market rules or tax policy, that are greater than in the United States. In particular, certain countries in Latin America, such as Brazil and El Salvador, are implementing changes in their market rules and regulations which could materially and adversely impact our ability to recognize anticipated value from our investments in that region.

The uncertainty of the legal environment in some foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of our customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. Economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

The long-term financial condition of our U.S. and Canadian natural gas transmission, gathering and processing businesses are dependent on the continued availability of natural gas reserves.

The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems and the capacities of our gathering systems and plants.

Gathering, processing and transporting activities involve numerous risks that may result in accidents and other operating risks and costs.

There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our pipelines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks is greater.

We may be required to record additional impairments in the recorded value of our assets.

In connection with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” we perform an annual goodwill impairment test in the third quarter of each fiscal year and update the test in other periods if events or circumstances indicate that the goodwill may not be recoverable. As a result of our 2003 annual impairment test, we recorded a pretax $254 million goodwill impairment charge to write off all of Duke Energy North America’s goodwill in the third quarter of 2003, most of which related to Duke Energy North America’s trading and marketing business. This impairment charge reflects the reduction in scope and scale of Duke Energy Trading and Marketing’s business and the continued deterioration of market conditions affecting Duke Energy North America during 2003. Additionally, we evaluate the carrying value of long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” During the fourth quarter of 2003, we incurred asset impairments and other related charges of approximately $3.0 billion, primarily as a result of our decision to exit certain activities at Duke Energy North America. If market conditions continue to deteriorate or our market outlook changes, we could have additional impairments of goodwill and/or long-lived assets, which could have a material adverse effect on our consolidated financial position and/or results of operations.

The wind down of our trading and marketing joint venture with ExxonMobil Corporation may incur additional losses.

We are actively winding down our joint venture with ExxonMobil Corporation. As a result of market conditions, in many cases we have failed to receive the carrying value of the joint venture’s assets and therefore sustained losses. As we continue to wind down the joint venture and divest its positions, we are exposed to additional losses to the extent that we fail to receive the carrying value of these assets.

We are subject to the risks of nuclear generation.

Our ownership interest in and operation of three nuclear stations, Oconee, Catawba and McGuire, subject us to the risks of nuclear generation, which include:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the ownership and operation of nuclear generation facilities. In the event of non-compliance, the Nuclear Regulatory Commission has the authority to impose fines, shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised security and safety requirements promulgated by the Nuclear Regulatory Commission could necessitate substantial capital and other expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in the imposition of additional requirements on the industry as a whole, which could then increase our compliance costs, impact the results of operations of our facilities, or result in a decision to shut down one or more units.

Potential terrorist activities or military or other actions could adversely affect our business.

The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations and may materially adversely affect us in ways we cannot predict at this time. In addition, future acts of terrorism and any possible reprisals as a consequence of action by the United States and its allies could be directed against companies operating in the United States. In particular, nuclear generation facilities such as our nuclear plants could be potential targets of terrorist activities. The potential for terrorism has subjected our operations to increased risks and could have a material adverse effect on our business. In particular, we may experience increased capital and operating costs to implement increased security for our plants, including our nuclear power plants under the Nuclear Regulatory Commission’s design basis threat requirements, such as additional physical plant security and additional security personnel.

The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

USE OF PROCEEDS

We will receive proceeds from the purchase of our Common Stock pursuant to the Plan only to the extent that those purchases are of newly issued shares of our Common Stock made directly from us, and not from open market purchases. Any proceeds that we receive from purchases of newly issued shares will be used for general corporate purposes. We cannot estimate the amount of any such proceeds at this time.

ADMINISTRATION OF THE PLAN

Our Investor Relations Department serves as Administrator of the Plan. Its responsibilities include:

•	receiving optional investments;

•	maintaining records;

•	issuing statements of account; and

•	performing other duties required by the Plan.

A custodian bank that we have selected holds shares registered in the Plan’s nominee name representing the aggregate number of whole shares of our Common Stock purchased under, or deposited for safekeeping into, the Plan and credited to participants’ Accounts. The Administrator will forward funds to be used to purchase shares of our Common Stock in the open market to an Independent Agent that we have selected. The Independent Agent is responsible for purchasing and selling shares of our Common Stock in the open market for participants’ Accounts in accordance with the Plan.

You may contact the Administrator as detailed below.

TELEPHONE NUMBERS AND MAILING ADDRESS

For information about the Plan:

Toll-free telephone #: (800) 488-3853

Charlotte telephone #: (704) 382-3853

FAX: (704) 382-3814

Internet: www.duke-energy.com

Email: investduk@duke-energy.com

You should mail written requests and optional investments to:

Duke Energy Corporation Investor Relations Department P.O. Box 1005 Charlotte, NC 28201-1005	For Overnight Delivery: 526 South Church Street Charlotte, NC 28202-1904

For website and electronic mail information relating to optional investments pursuant to Requests for Waiver, see “Optional Investments Over Maximum Monthly Amount” under “Optional Investments” below.

ENROLLMENT

You are eligible to participate in the Plan if you meet the requirements outlined below. If you are a citizen or resident of a country other than the United States, its territories and possessions, you must first determine that participating in the Plan will not violate local laws applicable to us, the Plan and you as a participant.

If you do not currently own any shares of our Common Stock or Preferred Stocks, you may join the Plan after receiving a copy of this prospectus and returning a completed Enrollment Form along with your initial investment of at least $250. Any initial investment greater than $100,000 will require your submitting a Request for Waiver to us and your receiving our prior approval, and must be made in accordance with the procedures described in “Optional Investments Over Maximum Monthly Amount” under “Optional Investments” below. Some state securities laws require that a registered broker-dealer send information to their residents. A registered broker-dealer will forward this Prospectus and the Enrollment Form to residents of those states rather than our providing that information directly to those residents.

If you already own shares of our Common Stock or Preferred Stocks and those shares are registered in your name, you may join the Plan after receiving a copy of this prospectus and returning a completed Enrollment Form. Registered shareholders should be sure to sign their names on the Enrollment Form exactly as they appear on their stock certificates. If you are currently participating in the Plan, you do not need to take any action to continue to participate. However, if you wish to change your participation in any way, please contact the Administrator for instructions.

If you hold your shares of our Common Stock or Preferred Stocks in a brokerage, bank or other intermediary account—that is, in “street name,” you may participate in the Plan by instructing your broker, bank or other intermediary account to register the shares in your name or by making arrangements with the broker, bank or other intermediary account to participate on your behalf. As another option, you may request a copy of this prospectus from the Administrator and return a completed Enrollment Form along with an initial investment of at least $250 to Duke Energy Investor Relations.

Information on electronic enrollment and payment under the Plan may be found on our website at www.duke-energy.com/investors/shareholders/purchase.

INVESTMENT OPTIONS

The options regarding the reinvestment of your dividends are listed below. You may change a reinvestment decision at any time by notifying Duke Energy Investor Relations in writing. Your notification must be received prior to the record date for a dividend for it to be reinvested. The dividend record date for our Common Stock is normally the Friday closest to the 15th of February, May, August or November.

FULL DIVIDEND REINVESTMENT—Your cash dividends on all shares of our Common Stock and Preferred Stocks are automatically reinvested This includes reinvestment on Plan shares as well as shares held outside of the Plan.

PARTIAL DIVIDEND REINVESTMENT—You must specify the number of shares of our Common Stock, including Plan shares, and/or the number of shares of each series of our Preferred Stocks, on which you wish to receive cash dividends. Dividends on the remaining shares are reinvested.

NO DIVIDEND REINVESTMENT/OPTIONAL INVESTMENTS ONLY—You will receive cash dividends on all shares of our Common Stock and Preferred Stocks, including Plan shares.

Direct Deposit of Cash Dividends: If you choose the partial dividend reinvestment option or the no dividend reinvestment option, you may elect to have all of your cash dividends deposited directly into your U.S. bank account on the dividend payment date instead of receiving a check by mail. To make this election, you must complete a direct deposit authorization form and return it to the Administrator, along with a voided check for the designated bank account. The direct deposit authorization form is available from the Administrator. In order to initiate, change or stop the direct deposit of dividends, Duke Energy Investor Relations must receive your written request at least 30 days before the dividend payment date.

OPTIONAL INVESTMENTS

You can purchase shares of our Common Stock by using the Plan’s optional investment feature. To purchase shares by making optional investments, you must invest at least $50 at any one time (at least $250 for an initial investment if you are not already a shareholder) but cannot invest more than $100,000 per month, except as described below under “Optional Investments Over Maximum Monthly Amount.” Any optional investment of less than $50 ($250 for an initial investment by an investor who is not a shareholder) and the portion of any optional investment or investments totaling more than $100,000 per month, except for optional investments made pursuant to Requests for Waiver, will be returned without interest. You have no obligation to make any optional investments under the Plan.

•	Timing of Investments: An “Investment Date” for optional investments will occur each Thursday, or, if that day is not a business day, the business day immediately following that Thursday, except that an Investment Date for optional investments made pursuant to Requests for Waiver will occur only once each month—on the 3rd day of the month, or, if that day is not a business day, the business day immediately following that day. The Administrator must receive optional investments, other than optional investments pursuant to Requests for Waiver, no later than two business days before an Investment Date for those investments to be invested in our Common Stock beginning on that Investment Date. Otherwise, the Administrator may hold those funds and invest them beginning on the next Investment Date. No interest will be paid on funds held by the Administrator pending investment. Accordingly, you may wish to transmit any such investments so as to reach the Administrator shortly—but not less than two business days—before an Investment Date in order to minimize any time period during which your funds are not invested. Optional investments made pursuant to Requests for Waiver must be made at the times and in accordance with the procedures described in “Optional Investments Over Maximum Monthly Amount” below.

Dividend payments that you have designated for reinvestment will be invested beginning on the Investment Date immediately following the relevant dividend payment date.

•	Method of Payment:

Check or Money Order—You may make optional investments (other than optional investments made pursuant to Requests for Waiver) during any month by delivering to the Administrator a completed optional investment stub (the tear-off portion located at the top of your statement) or an Enrollment Form, and a personal check or money order made payable to Duke Energy Corporation. Cash payments will not be accepted.

Automatic Bank Draft—You may pre-authorize the Administrator to deduct a set amount ($25 minimum) from a U.S. checking, savings or credit union account. To initiate the bank draft, you must complete and sign the Bank Draft Authorization section of the Enrollment Form, and return it to the Administrator with a voided check for the bank account from which funds are to be drafted. Automatic bank drafts will be initiated as promptly as practicable. After the automatic bank draft is established, funds will be drawn on the 16th of each month or if that date falls on a non-business day, the next business day. If the draft occurs on any day other than a Friday, funds drafted will be invested in our Common Stock during the same week. Bank drafts occurring on a Friday will be invested on the Investment Date occurring in the following week. You should allow up to 4 weeks for the first automatic bank draft to be initiated. In order to terminate an automatic bank draft, you must notify the Administrator in writing at least 10 business days before the next automatic bank draft date in order for the termination to be effective by that date.

Other forms of payment, such as wire transfers, may be made, but only if the Administrator provides advance approval. You should direct any inquiries regarding other forms of payment to the Administrator as indicated above under the caption “Telephone Numbers and Mailing Address.” The Administrator may impose fees for checks or drafts returned for insufficient funds, in amounts determined from time to time.

•	Dividends on Shares Purchased: If shares that you have purchased by optional investment are added to your Account by a dividend record date, you will receive the upcoming dividend on those newly added shares as well as any other shares already credited to your Account. We generally pay dividends on our Common Stock on the 16th of March, June, September and December to shareholders of record on the Friday closest to the 15th of February, May, August and November. Thus, shares purchased by optional investment by the first Investment Date occurring in February, May, August and November will be credited to your Account in time to receive dividends payable with respect to the dividend record date in that month.

•	Pending Investments. Optional investments, pending investment pursuant to the Plan, will be credited to your Account and held in a trust account which will be separate from any of our other funds or monies. Any such investments that are not invested in our Common Stock within 30 days of receipt will be promptly returned to you.

•	Optional Investments Over Maximum Monthly Amount: Optional investments in excess of $100,000 per month (including any initial investments in excess of $100,000) may be made only with our approval by investors that submit Requests for Waiver in accordance with the procedure described under “Electronic Submission of Requests of Waiver” below.

Any investor interested in submitting a Request for Waiver that is not already a Plan participant must first submit a completed Enrollment Form to the Administrator. Any Plan participant that is interested in submitting a Request for Waiver must first notify the Administrator using the contact information found on page 2 of this prospectus. The Administrator will assign to the participant a unique account number and an accompanying password, which will allow access to a secure website set up to receive Requests for Waiver. See “Electronic Submission of Requests for Waiver,” below.

We have sole discretion to accept or not accept any optional investments made pursuant to a Request for Waiver. In deciding whether to accept or not accept any such optional investment, we will consider relevant factors, including:

•	whether the Plan is then purchasing newly issued shares of our Common Stock or is purchasing shares of our Common Stock through open market purchases;

•	our need for additional funds;

•	the attractiveness of obtaining those funds through the sale of our Common Stock under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of our Common Stock under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of shares that party holds of record;

•	the discount proposals submitted; and

•	the aggregate amount of optional investments for which Requests for Waiver have been submitted for the month.

If Requests for Waiver are submitted for any Investment Date for a total amount greater than the amount we are then willing to accept, we may honor any, all or none of those requests on any basis that we, in our sole discretion, consider appropriate.

Electronic Submission of Requests for Waiver—The Administrator will maintain a website at http://duke-energy.com/investors/shareholders/drip, which will contain information on whether or not we will accept optional investments pursuant to Requests for Waiver in the current month. The website will also contain a form for submitting a Request for Waiver via electronic mail through the website.

The Administrator must receive electronic Requests for Waiver between 8:00 a.m. (all times are eastern) on the third business day before the first day of the pricing period for the relevant Investment Date, and 10:00 a.m. on the second business day before the first day of such pricing period. Each Request for Waiver must include, in addition to certain investor information and the dollar amount which the investor wishes to invest, a “discount proposal” specifying the waiver discount which the investor proposes to be applicable to its optional investment. For further information on waiver discounts, see “Waiver Discount” below. The waiver discount in the discount proposal must be expressed as a percentage carried out to two decimal places.

The Administrator will notify investors whose Requests for Waiver have been accepted by us by 5:00 p.m. on the second business day before the first day of the applicable pricing period, and must receive their optional investments by wire transfer no later than 12:00 noon on the first business day before the first day of the applicable pricing period. The Administrator will apply all optional investments made pursuant to Requests for Waiver that are so received to the purchase of shares of our Common Stock on the next Investment Date. All such optional investments received after 12:00 noon on the first business day before the first day of the relevant pricing period will be returned without interest. No interest will be paid on funds held by the Administrator pending investment.

Pricing Period—The price of each newly issued share of our Common Stock purchased pursuant to a Request for Waiver will be the average of the daily high and low sale prices, computed to four decimal places, of our Common Stock as reported on the New York Stock Exchange for the relevant “pricing period”—that is, the ten trading days immediately preceding the relevant Investment Date (except as provided below in “Threshold Price”)—less an amount based on any applicable waiver discount as described below. A “trading day” means a day on which trades in our Common Stock are reported on the New York Stock Exchange.

Threshold Price—We may, in our sole discretion, establish for any pricing period a “threshold price” applicable to optional investments made pursuant to Requests for Waiver. The threshold price will be the minimum price applicable to purchases of our Common Stock made pursuant to Requests for Waiver during the applicable pricing period as set forth below. At least three business days before the first day of the applicable pricing period, we will determine whether to establish a threshold price and, if a threshold price is established, its amount, and will notify the Administrator. We will make that determination, in our sole discretion, after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs.

The threshold price will be the dollar amount that the average of the high and low sale prices of our Common Stock on the New York Stock Exchange must equal or exceed for each trading day during the relevant pricing period. In the event that the threshold price is not satisfied for a trading day during the pricing period, then that trading day will be excluded from the pricing period. Additionally, a trading day will be excluded if no trades in our Common Stock are reported on the New York Stock Exchange for that day. For example, if the threshold price is not satisfied for one of the ten trading days in a pricing period, then the purchase price will be based upon the remaining nine trading days in which the threshold price was satisfied.

A portion of each optional investment made pursuant to a Request for Waiver will be returned for each trading day during a pricing period on which the threshold price is not satisfied and for each trading day on which no trades of our Common Stock are reported on the New York Stock Exchange. The returned amount will equal one-tenth of the total amount of that optional investment for each trading day that the threshold price is not satisfied. For example, if the threshold price is not satisfied or no sales are reported for one of the ten trading days in a pricing period, one-tenth of the optional investment will be returned without interest.

The establishment of the threshold price and the possible return of a portion of the investment in the event a threshold price is not satisfied, apply only to optional investments made pursuant to Requests for Waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for any subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Administrator will be required to provide any written notice of the threshold price, if any, for any pricing period.

Waiver Discount—We may, in our sole discretion, permit a “waiver discount” of 0% to 3% from the market price applicable to optional investments made pursuant to Requests for Waiver for a particular Investment Date, and, if a waiver discount is permitted, establish a maximum waiver discount of not more than 3% for that Investment Date. For any Request for Waiver to be considered by us, the waiver discount, if any, in the applicable discount proposal may not exceed the maximum waiver discount, if any, for the relevant Investment Date. The maximum waiver discount may vary for different Investment Dates but will apply uniformly to all optional investments made pursuant to Requests for Waiver with respect to a particular Investment Date.

We will determine, in our sole discretion, the amount of any maximum waiver discount after a review of current market conditions, the level of participation and our current and projected capital needs. At least three business days before the first day of the applicable pricing period, we will determine whether to permit a waiver discount and, if a waiver discount is permitted, the amount of the maximum waiver discount, and will notify the Administrator. Neither we nor the Administrator will be required to provide any written notice of the maximum waiver discount, if any, for any pricing period.

Participants with access to the Plan’s website may ascertain the threshold price and the maximum waiver discount applicable to Requests for Waiver that we will accept, if any, for any given pricing period by logging on to http://duke-energy.com/investors/shareholders/drip at any time after 8:00 a.m. (eastern time) on the third business day before the first day of the relevant pricing period.

Optional investments that do not exceed $100,000 per month as well as dividend reinvestments will not be subject to a waiver discount or a threshold price.

PURCHASE OF SHARES

•	Source of Shares: Shares of our Common Stock needed to meet the requirements of the Plan will be either newly issued shares purchased directly from us or shares purchased in the open market by an Independent Agent. We will not change our determination regarding the source of shares more than once in any 3-month period.

•	Pricing of Newly Issued Shares: The price of each newly issued share purchased directly from us for dividend reinvestments or for optional investments not exceeding $100,000 per month will be the average of the high and low sale prices of our Common Stock reported on the New York Stock Exchange Composite Tape for the trading date preceding the Investment Date. In the event no trading is reported for that trading day, we may determine the purchase price on the basis of market quotations as we deem appropriate. The price of each newly issued share of Common Stock purchased pursuant to Request for Waiver is described above under “Optional Investments Over Maximum Monthly Amount.”

•	Pricing of Shares Purchased in the Open Market: The price of any shares of our Common Stock purchased in the open market to satisfy Plan requirements will be the weighted average price per share of the aggregate number of shares purchased for the relevant Investment Date. The number of shares (including any fraction of a share, rounded to four decimal places) of our Common Stock purchased in the open market that is credited to your Account for a particular Investment Date will be determined by dividing the total amount of cash dividends, optional investments and/or initial investments to be invested for you on that Investment Date by the relevant purchase price per share. We will pay any brokerage fees that the Plan incurs for open market purchases. Such brokerage fees will be reported to you as taxable income and will become a part of the cost of shares purchased on your behalf.

The Independent Agent may commingle your funds with those of other participants in the Plan for the purpose of executing purchase and sale transactions.

• Timing of Purchases: Purchases in the open market may begin on the relevant Investment Date and will be completed no more than 15 days after that Investment Date. Funds not invested in our Common Stock within 30 days of receipt will be promptly returned to you. With regard to open market purchases of shares of our Common Stock by an Independent Agent, neither we, the Administrator, nor any participant in the Plan will have any authority or power to:

•	direct the time or price at which shares may be purchased;

•	designate the markets on which shares are to be purchased; or

•	select the broker or dealer (other than the Independent Agent) through which purchases may be made.

Therefore, you will not be able to precisely time your purchases through the Plan, and will bear the market risk associated with fluctuations in the price of our Common Stock.

SALE OF SHARES

You may request, at any time, that all or a portion of the shares of our Common Stock credited to your Account be sold by delivering written instructions to the Administrator. Those instructions may be sent either by mail or telecopier (fax) and must be signed by all registered holders of those shares. The Administrator will forward the instructions to the Independent Agent, who will sell the shares as promptly as practicable. The Independent Agent cannot, however, sell any certificated shares owned by a participant in the Plan unless the certificates are first deposited into the Plan using the safekeeping feature.

The Administrator reserves the right to close your Account if the share balance in the Account is less than one whole share. If the Administrator exercises this right, you will receive a check for the value of any fractional share less applicable brokerage commissions and any required tax withholdings or transfer taxes.

•	Timing of Sales: The Independent Agent will generally make sales of Plan shares at least weekly, or more frequently if volume dictates. With regard to those sales, neither we, the Administrator, nor any participant in the Plan will have any authority or power to:

• direct the time or price at which shares may be sold;

• designate the markets on which shares are to be sold; or

• select the broker or dealer (other than the Independent Agent) through which sales may be made.

Therefore, you will not be able to precisely time your sales through the Plan and will bear the market risk associated with fluctuations in the price of our Common Stock. You may also choose to sell your shares through a stockbroker of your choice, in which case you should withdraw the shares by requesting a certificate for your shares from Duke Energy Investor Relations. See “Issuance of Certificates” in this prospectus for more information.

•	Pricing of Shares Sold: The sale price of any shares sold will be the weighted average price of all shares sold for participants in the Plan during the period in which the Independent Agent is provided with Plan shares for that sale. You will receive the proceeds of the sale, less a nominal brokerage fee (currently $0.05 per share) and any required tax withholdings or transfer taxes.

SAFEKEEPING OF CERTIFICATES

You may deposit any shares of our Common Stock that you hold in certificate form into the Plan for safekeeping by delivering those stock certificates, unendorsed, to the Administrator and requesting that the shares be credited to your Account. You may do this at the time of enrollment by delivering the certificates along with a completed Enrollment Form or at any later time. The safekeeping feature is offered at no charge to you and eliminates the risk associated with the loss of stock certificates.

The shares of our Common Stock that you deposit will be credited to your Account and will be treated in the same manner as shares of our Common Stock purchased under the Plan and credited to your Account. Cash dividends paid on shares of our Common Stock that are deposited into the Plan for safekeeping will be paid to you or reinvested in shares of our Common Stock in accordance with your reinvestment election as designated on your Enrollment Form.

GIFTS OR TRANSFERS OF SHARES

You may give or transfer shares of our Common Stock to anyone you choose by:

•	making an initial investment to establish an Account in the recipient’s name. Simply complete and submit an application to the Administrator in the recipient’s name together with the required initial investment of at least $250 but not more than $100,000; or

•	making an optional investment in an amount of at least $50 but not more than $100,000, on behalf of an existing participant; or

•	transferring shares from your Account to another person as described below.

You may transfer ownership of all or part of your Plan shares by delivering a written request to the Administrator with instructions for the change in ownership. Requests for Account transfers are subject to the same requirements as requests for the transfer of securities, including the requirement that the Administrator receive a properly executed and signed stock power with signatures guaranteed by a financial institution participating in the Medallion Signature Guarantee program. Most banks and brokers participate in the Medallion Signature Guarantee program.

The Administrator will continue to hold shares transferred under the Plan. The Administrator will open an Account in the name of the transferee, if the transferee is not already a participant, and the transferee will automatically be enrolled in the Plan. The transferee will receive an Enrollment Form and may make elections on the form with regard to the reinvestment of cash dividends on the transferred shares. If no election is made, cash dividends will be reinvested on behalf of the transferee. A statement will be sent to the transferee showing the transfer of shares into his or her Account unless you request otherwise.

The transfer will be made as soon as practicable after the Administrator receives the required documentation. Requests for transfer of the entire Account balance received after a dividend record date will be held until the dividend has been paid, reinvested in our Common Stock and applied to your Account.

Shares of our Common Stock credited to your Account may not be pledged or assigned. If you wish to pledge or assign your shares, you must withdraw those shares from your Account.

ISSUANCE OF CERTIFICATES

You may obtain at any time, free of charge, a certificate for all or a part of the whole shares of our Common Stock credited to your Account upon written request to the Administrator. The reverse side of the statement top may be used for this purpose. Those certificate(s) will be mailed by first class mail, within two business days of the Administrator’s receipt of the written request, to your address of record. The issuance of Plan shares in certificate form will not change your reinvestment instructions unless you direct otherwise. Any remaining whole or fractions of shares of our Common Stock will continue to be credited to your Account. Certificates for fractions of shares of our Common Stock will not be issued under any circumstances.

Certificates will be issued in the name or names in which the Account is registered unless you instruct otherwise. If the certificate is issued in a name other than your Account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program. Most banks and brokers participate in the Medallion Signature Guarantee program.

STATEMENTS OF ACCOUNT

You will receive a quarterly statement showing all transactions for your Account during the current calendar year. You will receive supplemental statements in months in which you made an optional investment or deposited, transferred or withdrew shares under the Plan. The Administrator will also send a statement promptly after the sale of shares under the Plan. If you participate in the Plan through a broker, bank or other intermediary account, you should contact that party regarding your statement.

Please notify Duke Energy Investor Relations promptly of any change in your address. The Administrator will mail all notices, statements and reports to your address of record. You should retain the statements that you receive in order to establish the cost basis of shares purchased under the Plan for tax and other purposes.

TERMINATION OF PARTICIPATION

You may terminate your participation in the Plan at any time by delivering written instructions to the Administrator, either by mail or telecopier (fax), signed by all registered holders listed on the Account. Upon termination, you must elect either to receive a certificate for the number of whole shares held in your Account and a check for the value of any fractional share, or to have all the shares in your Account sold for you as described under the caption “Sale of Shares” in this prospectus.

The Administrator will send your stock certificates and/or proceeds to you as soon as practicable. If the Administrator receives a notice of termination after a dividend record date but before the related dividend payment date, a separate dividend check will be mailed to you on the dividend payment date. Thereafter, cash dividends on any remaining shares of our Common Stock that you hold will be paid to you and will not be reinvested.

OTHER INFORMATION

•	Stock Dividend/Stock Split: Any stock dividends or split shares that we distribute on shares credited to your Account will be added to your Account. Stock dividends or split shares that we distribute on shares registered in your name outside of the Plan will be mailed directly to you in the same manner as to holders of shares of our Common Stock who are not participating in the Plan.

•	Rights Offering: Your entitlement under the Plan in a regular rights offering will be based upon your total holdings of our Common Stock in the Plan. We will issue rights certificates only for the number of whole shares credited to your Account. Rights based on a fraction of a share held in your Account will be sold for the Account and the net proceeds will be invested in our Common Stock and added to your Account by the end of the following month.

•	Voting of Proxies: You will have the exclusive right to exercise all voting rights with respect to shares of our Common Stock credited to your Account. You will receive proxy materials from us for each shareholder meeting, including a proxy statement and a form of proxy covering all shares credited to your Account and all shares of stock registered in your name outside of the Plan as of the record date for the shareholder meeting. You are encouraged to enroll for electronic delivery of proxy materials by going to www.icsdelivery.com/duk and following the instructions.

•	Shareholder Communications: In addition to proxy materials, participants in the Plan will have the right to receive all communications sent to holders of our Common Stock generally.

•	Responsibility of the Administrator, the Independent Agent and Duke Energy: Neither the Administrator (including Duke Energy acting as such) nor the Independent Agent will be liable for any act done in good faith or for the good faith omission to act in connection with the Plan, including any claim of liability arising out of failure to terminate your Account upon your death prior to receipt of written notice of your death, or with respect to the prices at which shares of our Common Stock are purchased or sold for your Account and the times when those purchases and sales are made.

•	Plan Modification or Termination: We reserve the right to suspend, modify or terminate the Plan at any time without the approval of participants in the Plan. We will send notice of any suspension, termination or significant modification of the Plan to all participants, who will in all events have the right to withdraw from participation.

•	Multiple Accounts: We reserve the right to aggregate all optional investments for participants with more than one Account using the same name, address or social security or taxpayer identification number. Also for the purpose of such limitations, all participants’ Accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. In the event that we exercise our right to aggregate investments and the result would be an investment in excess of $100,000 per month without submission of a Request for Waiver and receipt of our approval in accordance with the procedures described in “Optional Investments Over Maximum Monthly Amount” under “Optional Investments” above, we will return, without interest, as promptly as practicable, any amount in excess of $100,000.

•	Transfer Agent and Registrar: We act as our own transfer agent and registrar for our Common Stock and Preferred Stocks.

We cannot assure you of a profit or protect you against a loss on the shares of our Common Stock that you purchase or sell under the Plan.

The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend. Nothing in the Plan obligates us to declare or pay any dividend on our Common Stock.

FEDERAL INCOME TAX CONSEQUENCES

You are advised to consult your tax or financial advisor with respect to the tax consequences of participating in the Plan.

In general, you will have the same Federal income tax obligations with respect to dividends payable to you on the shares of our Common Stock credited to your Account as other holders of shares of our Common Stock. For Federal income tax purposes, you will be treated as having received, on the dividend payment date, a dividend equal to the full amount of the cash dividend payable on that date with respect to your shares, even though that amount may not actually be received by you in cash but instead applied to the purchase of shares for your Account. If you make optional investments that are subject to a waiver discount, you may be treated as having received an additional dividend distribution equal to the excess, if any, of the fair market value of the shares acquired on the Investment Date over the amount of your optional investment. The Internal Revenue

Service has recently issued private letter rulings on plans similar to the Plan which hold that shareholders making optional investments will not be treated as having received such dividend income if the shareholders are not also participants in the dividend reinvestment aspect of the plan. Private letter rulings may not be relied upon by persons other than the taxpayers to which they are issued. If shares of Common Stock are purchased in the open market to satisfy Plan requirements, you will be treated as having received additional dividend income in the amount of any brokerage fees incurred by the Plan on your behalf.

The tax basis of shares acquired through the reinvestment of dividends will be equal to the value of the dividends reinvested. The tax basis of shares purchased with optional investments will be equal to the amount of those investments increased by the amount of any additional dividend that you are treated as having received as a result of a waiver discount. The tax basis of shares purchased in the open market to satisfy Plan requirements will be increased by the amount of any brokerage fees incurred by the Plan on your behalf. Your December Plan statement will disclose all Plan activities for the year and may be useful when calculating your tax basis.

Upon the sale of either a portion or all of your shares from the Plan, you may recognize a capital gain or loss based on the difference between the sales proceeds and the tax basis in the shares sold, including any fractional share. You will not realize any taxable income when you receive certificates for whole shares credited to your Account under the Plan.

If you are subject to withholding taxes, we will withhold the required taxes from the gross dividends or the proceeds from the sale of shares. The dividends or proceeds received by you, or dividends reinvested on your behalf, will be net of the required taxes.

INTERPRETATION OF THE PLAN

Our officers are authorized to take any actions that are consistent with the Plan’s terms and conditions. We reserve the right to interpret and regulate the Plan as we deem necessary or desirable in connection with the Plan’s operations.

PLAN OF DISTRIBUTION

In connection with the administration of the Plan, we may be requested to approve optional investments made pursuant to Requests for Waiver by or on behalf of participants or other investors who may be engaged in the securities business. In deciding whether to accept or not accept an optional investment made pursuant to such a Request for Waiver, we will consider relevant factors, including:

•	whether the Plan is then purchasing newly issued shares of our Common Stock or is purchasing shares of our Common Stock through open market purchases;

•	our need for additional funds;

•	the attractiveness of obtaining those funds through the sale of our Common Stock under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of our Common Stock under the Plan;

•	the person submitting the request, including the extent and nature of that person’s prior participation in the Plan and the number of shares that person holds of record;

•	the discount proposals submitted; and

•	the aggregate amount of optional investments for which Requests for Waivers have been submitted for the month.

We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our Common Stock so purchased. We may, however, accept optional investments made pursuant to Requests for Waiver by such persons. If Requests for Waiver are submitted for any Investment Date for a total amount greater than the amount we are willing to accept, we may honor any, all or none of such requests on any basis that we, in our sole discretion, consider appropriate.

Subject to the availability of shares of our Common Stock registered for issuance under the Plan, there is no maximum number of shares that can be issued pursuant to the reinvestment of dividends. From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from the waiver discounts applicable to optional investments made pursuant to Requests for Waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our Common Stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our Common Stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons in order to eliminate practices which are inconsistent with the purpose of the Plan.

We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our Common Stock under the Plan. Upon withdrawal by a participant from the Plan by the sale of shares of our Common Stock held under the Plan, the participant will receive the proceeds of that sale less a nominal brokerage commission and any required tax withholdings or transfer taxes.

Our Common Stock may not be available under the Plan in all states. We are not making an offer to sell our Common Stock in any state where the offer or sale is not permitted.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Duke Energy’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report (which expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as of January 1, 2001; Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002; Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” as of January 1, 2003; Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” as of July 1, 2003; Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” as of July 1, 2003; and Emerging Issues Task Force No. 02-03, “Accounting for Contracts Involved in Energy Trading and Risk Management

Activities,” as of January 1, 2003), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

Robert T. Lucas III, who is our Associate General Counsel, will pass upon the validity of the shares of our Common Stock offered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information about the operation of the public reference rooms. In addition, you may inspect our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where certain of our securities are listed. Our SEC filings are available on the SEC’s Web site at http://www.sec.gov. Information about us is also available on our Web site at http://www.duke-energy.com.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and should be read with the same care. Information that we file later with the SEC will automatically update and supersede that information.

The following documents are incorporated in and made a part of this prospectus by reference:

•	our annual report on Form 10-K for the year ended December 31, 2003; and

•	the description of our Common Stock which is contained in our Registration Statement on Form S-3, Registration No. 333-108416, which was filed on August 29, 2003, including any amendments or reports filed for the purpose of updating that description.

Any documents that we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will also be incorporated by reference in this prospectus until we sell all of the securities being registered.

You may request a copy of these filings at no cost by writing or calling us at the following address or one of the following telephone numbers:

Duke Energy Corporation

Investor Relations Department

P.O. Box 1005

Charlotte, North Carolina 28201-1005

(704) 382-3853 or (800) 488-3853 (toll-free)

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell our Common Stock in any state where the offer or sale is not permitted. You should assume that the information contained in this Prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Investor Direct

CHOICE

DUKE ENERGY CORPORATION

COMMON STOCK

(without par value)

PROSPECTUS

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution (Estimated):

SEC Filing Fee	$39,302	*
Printing Costs	50,000
Legal Fees and Expenses	10,000
Accounting Fees	25,000
Listing Fees of New York Stock Exchange	150,000
Blue Sky Fees and Expenses	5,000
Miscellaneous	10,000

TOTAL	$289,302

*	Actual

Item 15. Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act and the By-Laws of Duke Energy Corporation permit indemnification of its directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, Duke Energy Corporation has purchased insurance permitted by the law of North Carolina on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act.

The Restated Articles of Incorporation of Duke Energy Corporation provide that a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the North Carolina Business Corporation Act.

Item 16. Exhibits.

Reference is made to the information contained in the Index to Exhibits filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act.

Item 17. Undertakings.

(a) Undertaking related to Rule 415 offering:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Undertaking related to filings incorporating subsequent Exchange Act documents by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Duke Energy Corporation’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Undertaking related to acceleration of effectiveness:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described in Item 15 above or in contractual arrangements pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Duke Energy Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 5th day of May, 2004.

DUKE ENERGY CORPORATION

By:	/s/ PAUL M. ANDERSON

Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following directors and officers of Duke Energy Corporation in the capacities and on the date indicated.

Signature	Title	Date

Paul M. Anderson	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	May 5, 2004

David L. Hauser	Group Vice President and Chief Financial Officer (Principal Financial Officer)	May 5, 2004

Keith G. Butler	Vice President and Controller (Principal Accounting Officer)	May 5, 2004

Paul M. Anderson G. Alex Bernhardt, Sr. Robert J. Brown William T. Esrey Ann Maynard Gray George Dean Johnson, Jr. A. Max Lennon Leo E. Linbeck, Jr. James G. Martin James T. Rhodes	A majority of the Directors	May 5, 2004

Myron L. Caldwell, by signing his name hereto, does hereby sign this document on behalf of the registrant and on behalf of each of the above-named persons pursuant to a power of attorney duly executed by the registrant and such persons, filed with the Securities and Exchange Commission as an exhibit hereto.

By:	/s/ MYRON L. CALDWELL

Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibits

3-1*	Restated Articles of Incorporation of the registrant, dated June 18, 1997 (filed with Form S-8, File No. 333-29563, effective June 19, 1997, as Exhibit 4(G)).

3-2*	Articles of Amendment to Restated Articles of Incorporation of the registrant (filed with Form S-3, File No. 333-81573, effective October 8, 1999, as Exhibit 4(3)).

3-3*	Articles of Amendment to Restated Articles of Incorporation of the registrant (filed with Post-Effective Amendment No. 2 to Form S-3, File No. 333-81573, filed December 21, 2001, as Exhibit 4(B)-1).

3-4*	Articles of Amendment to Restated Articles of Incorporation of the registrant (filed with Form 10-Q for the quarter ended March 31, 2002, File No. 1-4928, as Exhibit 3).

3-4*	By-Laws of the registrant, as amended (filed with Form 10-K for the year ended December 31, 2002, File No. 1-4928, as Exhibit 3-4).

4*	Rights Agreement, dated as of December 17, 1998, between the registrant and The Bank of New York, as Rights Agent (filed with Form 8-K, dated February 11, 1999, as Exhibit 4.1).

5	Opinion of Robert T. Lucas III, Esq.

23-A	Independent Auditors’ Consent.

23-B	Consent of Robert T. Lucas III, Esq. (included in Exhibit 5).

24-A	Power of Attorney of certain officers and directors of Duke Energy Corporation.

24-B	Resolution of Duke Energy Corporation regarding Power of Attorney.

24-C	Power of Attorney of Paul M. Anderson and David L. Hauser

*	Previously filed and incorporated herein by reference thereto.